                                                                    EXHIBIT 99.2

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
                        SECURITY IDENTIFICATION NUMBERS:
                                           ORDINARY SHARES:    716460 AND 716461
                                           PREFERENCE SHARES:  716463 AND 716464



              Shareholders in our Company are invited to attend an

                          EXTRAORDINARY GENERAL MEETING

  at Rosengarten Congress Center, Rosengartenplatz 2, 68161 Mannheim, Germany,

                      TUESDAY, JANUARY 18, 2000 AT 10 A.M.


                                     AGENDA



ITEM 1
AUTHORIZATION TO ESTABLISH THE SAP AG 2000 LONG TERM INCENTIVE PLAN BY ISSUING CONVERTIBLE BONDS AND/OR STOCK OPTIONS TO THE EXECUTIVE BOARD AND SELECTED MANAGERS AND TOP PERFORMERS, THE CREATION OF CONTINGENT CAPITAL, AND AMENDMENT TO THE ARTICLES OF INCORPORATION.

The Executive and Supervisory Boards propose that the Company approve the establishment of the SAP AG 2000 Long Term Incentive Plan, as set forth in more detail below, allowing members of the SAP AG Executive Board, members of the executive boards of SAP Group Companies, and selected SAP AG and SAP group company managers and top performers, to acquire, at their option, bonds carrying rights to convert to SAP AG preference shares ("convertible bonds"), and/or SAP AG stock options carrying rights to convert to SAP AG preference shares ("stock options"). For these purposes, resolutions authorizing the issue of the convertible bonds (I) and the stock options (II) carrying the right to convert to preference shares are required to be adopted.

     The Executive and Supervisory Boards propose that the Company adopt the following resolutions:


                                       (I)

a) Subject to the approval of the Supervisory Board, the Executive Board is authorized to issue not more than 5,000,000 convertible bonds at a par value of euro 3 not later than December 31, 2004 for the SAP AG 2000 Long Term Incentive Plan, provided always that the number of such convertible bonds issued multiplied by 1.25 does not, when added to the number of stock options issued pursuant to the authorization set forth under (II), exceed 6,250,000. The convertible bonds shall not bear interest. Their term shall not exceed ten years.

     Each convertible bond having a par value of euro 3 with rights to convert to SAP AG preference shares may carry the right to convert to one SAP AG preference share. The convertible bonds may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers if such SAP Group Companies are affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of article 15 of the German Stock Corporation Act ("Group Companies"). The authorization to issue convertible bonds to members of the SAP AG Executive Board is granted solely to the Supervisory Board. The convertible bonds may also be transferred to a credit institution subject to a duty to transfer them at the instruction of SAP AG to beneficiaries as contemplated under (b)(1) below, who alone are entitled to exercise the conversion rights.

     The statutory preemption rights of the shareholders are excluded.

b) The following conditions apply to the issue of convertible bonds for the SAP AG 2000 Long Term Incentive Plan:

     (1)  Beneficiaries

          The convertible bonds for the SAP AG 2000 Long Term Incentive Plan may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group

          Company managers and top performers. The SAP AG Executive Board will determine the individual beneficiaries and the number of convertible bonds to be offered to each. Where the beneficiaries are members of the SAP AG Executive Board, the SAP AG Supervisory Board alone will determine the individual beneficiaries and the number of convertible bonds to be offered to each and will issue the convertible bonds.

          The quantities of convertible bonds that may be issued are limited as follows:

          aa) To all members of the SAP AG Executive Board, in total not more than 225,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by 1.25 does not, when added to the number of stock options issued to members of the SAP AG Executive Board pursuant to the authorization set forth under (II), exceed 281,250.

          bb) To all members of executive boards of SAP Group Companies in total not more than 850,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by
               1.25 does not, when added to the number of stock options issued to members of the SAP Group Company executive boards pursuant to the authorization set forth under (II), exceed 1,062,500.

          cc) To all selected SAP AG managers and top performers, in total not more than 2,125,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by 1.25 does not, when added to the number of stock options issued to selected SAP AG managers and top performers pursuant to the authorization set forth under (II), exceed 2,656,250.

          dd) To all selected SAP Group Company managers and top performers, in total not more than 1,800,000 convertible bonds, provided always that the number of such convertible bonds issued multiplied by
               1.25 does not, when added to the number of stock options issued to selected SAP Group Company managers and top performers pursuant to the authorization set forth under (II), exceed 2,250,000.

          The issue of convertible bonds to members of the Executive Board will be disclosed each year in the Notes to the Financial Statements in the Annual Report, and the disclosures will include the quantities of convertible bonds issued and the names of the beneficiary members of the Executive Board. The quantities of conversion rights exercised by members of the Executive Board during the fiscal year, together with the conversion prices paid, and the quantities of convertible bonds held by members of the Executive Board at year-end, will similarly be disclosed.

     (2)  Conversion rights

          The holders of convertible bonds are entitled to exchange their bonds for non-voting bearer SAP AG preference shares. These shares carry the same rights under the Articles of Incorporation as other preference shares previously issued. Each convertible bond having a par value of euro 3 entitles its holder to purchase one SAP AG preference share. The new preference shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the conversion right was exercised. The conditions of the conversion program may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing to the beneficiary shares acquired by the Company rather than new shares pursuant to the Contingent Capital. All decisions concerning the issue of shares acquired by the Company to beneficiaries who are members of the SAP AG Executive Board will be made solely by the Supervisory Board.

     (3)  Times of issue

          The convertible bonds will be issued in not fewer than three annual tranches, and not more than 50% of the total quantity to be issued will be included in any single tranche. Convertible bonds will not be issued between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 in any year and the day of the SAP Annual General Meeting (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription.

     (4)  Conversion times

          Beneficiaries may not convert their bonds until a freeze period has elapsed. The freeze period for 33% of a beneficiary's conversion rights ends two years after issue of the bonds (i.e. the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription.). The freeze period for the next 33% ends three years after issue of the bonds, and the freeze period for the balance ends four years after issue of the bonds. Conversion rights cannot be exercised between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 in any year and the day of the SAP Annual General Meeting (inclusive).

     (5)  Conversion price and additional cash payment

          The conversion price for an SAP AG preference share shall equal the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or successor system) on the last day of trading prior to issue of the convertible bond (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). When beneficiaries exercise their conversion rights, they will make an additional payment for each share equal to the amount by which the conversion price of the share exceeds the par value of the converted convertible bond. The conversion price will be not less than the lowest issue price within the meaning of article 9 (1) of the German Stock Corporation Act.

          The conditions of the conversion program may provide that if, during the term of the convertible bonds, the capital stock of SAP AG is increased by the issue of new shares or sale of shares owned by the Company, and holders of preference shares are granted subscription rights with respect thereto, or bonds with conversion rights or options for SAP AG shares are issued, then the conversion price shall be reduced in proportion as the price of the preference shareholders' subscription rights averaged over all the days on which the subscription rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP AG preference share closing price in the Frankfurt Stock Exchange XETRA trading system (or its successor system) on the last trading day before the issue of the shares on exercise of the subscription right. Such a reduction will not be applied if the holders of the convertible bonds are afforded subscription rights that are equivalent to the subscription rights of the preference shareholders.

     (6)  Nonnegotiability

          The convertible bonds are not negotiable. Holders of the associated conversion rights may only exercise those rights while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of conversion rights for which the freeze period set forth in (4) has expired at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in
          (4) concerning times when conversion rights cannot be exercised. If these conversion rights are not exercised within the grace period, they shall lapse at the end thereof. Conversion rights for which the freeze period set forth in (4) has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provision may be made for cases of death, retirement, mutually agreed termination, and hardship. This also applies for cases where SAP AG transfers its participation in Group Companies to third parties.

     (7)  Other provisions

          The Executive Board is authorized to adopt additional terms of the conditions of the conversion program and detail conditions relating to the issue and structure of the convertible bonds, subject to approval by the Supervisory Board. The Supervisory Board shall adopt additional terms of the conditions of the conversion program as well as terms relating to the issue and structure of the convertible bonds where the beneficiaries are Executive Board members.

                                      (II)

a) Subject to the approval of the Supervisory Board, the Executive Board is authorized to issue not more than 6,250,000 stock options bearing subscription rights to SAP AG preference shares not later than December 31, 2004 for the SAP AG 2000 Long Term Incentive Plan, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 6,250,000. Each stock option with SAP AG preference share subscription rights may carry the right to subscribe to one SAP AG preference share. The stock options may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers where such SAP Group Companies are affiliated companies (verbundene Unternehmen) of SAP AG within the meaning of article 15 of the German Stock Corporation Act. The authorization to issue stock options to members of the SAP AG Executive Board is granted to the Supervisory Board only. The stock options may also be transferred to a credit institution subject to a duty to transfer them at the instruction of SAP AG to beneficiaries as contemplated under (b)(1) below, who alone are entitled to exercise the subscription rights.

     Shareholders shall not have preemptive rights.

b) The following conditions apply to the issue of stock options for the SAP AG 2000 Long Term Incentive Plan:

     (1)  Beneficiaries

          The stock options for the SAP AG 2000 Long Term Incentive Plan may be issued only to members of the SAP AG Executive Board and selected SAP AG managers and top performers, and to members of the executive boards of SAP Group Companies, and selected SAP Group Company managers and top performers. The SAP AG Executive Board will determine the individual beneficiaries and the number of stock options to be offered to each. Where the beneficiaries are members of the SAP AG Executive Board, the SAP AG Supervisory Board alone will determine the individual beneficiaries and the number of stock options to be offered to each and will issue the stock options.

          The quantities of stock options that may be issued are limited as follows:

          aa) To all members of the SAP AG Executive Board, in total not more than 281,250 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to members of the SAP AG Executive Board pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 281,250.

          bb) To all members of the SAP Group Company executive boards, in total not more than 1,062,500 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to members of the SAP Group Company executive boards pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 1,062,500.

          cc) To all selected SAP AG managers and top performers, in total not more than 2,656,250 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to selected SAP AG managers and top performers pursuant to the authorization set forth under
               (I) multiplied by 1.25, exceed 2,656,250.

          dd) To all selected SAP Group Company managers and top performers, in total not more than 2,250,000 stock options, provided always that the number of such stock options issued does not, when added to the number of convertible bonds issued to selected SAP Group Company managers and top performers pursuant to the authorization set forth under (I) multiplied by 1.25, exceed 2,250,000.

          The issue of stock options to members of the Executive Board will be disclosed each year in the Notes to the Financial Statements in the Annual Report, and the disclosures will include the quantities of stock options issued and the names of the beneficiary members of the Executive Board. The quantities of subscription rights exercised by members of the Executive Board during the fiscal year, together with the exercise prices paid, and the quantities of stock options held by members of the Executive Board at year-end, will similarly be disclosed.

     (2)  Subscription rights

          The holders of stock options are entitled to subscribe to non-voting bearer SAP AG preference shares. These shares carry the same rights under the Articles of Incorporation as other preference shares previously issued. Each stock option entitles its holder to purchase one SAP AG preference share in consideration of payment of the exercise price as envisioned in (5). The new preference shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the subscription right was exercised. The conditions of the conversion program may provide that the Company, at its option, may elect to satisfy the beneficiary's conversion right by issuing to the beneficiary shares acquired by the Company rather than new shares pursuant to the Contingent Capital. All decisions concerning the issue of the Company's own shares to beneficiaries who are members of the SAP AG Executive Board will be made by the Supervisory Board alone.

     (3)  Times of issue

          The convertible bonds will be issued in not fewer than three annual tranches, and not more than 50% of the total quantity to be issued will be included in any single tranche. Stock options will not be issued between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor will they be issued between March 16 in any year and the day of the SAP Annual General Meeting (inclusive). The day of issue is the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription.

     (4)  Conversion times

          Beneficiaries may not exercise the subscription rights attaching to their stock options until a freeze period has elapsed. The freeze period for 33% of a beneficiary's subscription rights ends two years after issue of the stock options (i.e. the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary's subscription). The freeze period for the next 33% ends three years after issue of the stock options, and the freeze period for the balance ends four years after issue of the stock options. Subscription rights cannot be exercised between the sixteenth day of the last month of a fiscal quarter and the day on which SAP announces the provisional results for that quarter (inclusive), nor can they be exercised between March 16 in any year and the day of the SAP Annual General Meeting (inclusive).

     (5)  Threshold for exercise of rights

          Subscription rights attaching to stock options can be exercised only if the performance of the SAP AG preference share value over the period commencing upon issue of the stock option concerned ("initial value") and the last trading day on the Frankfurt Stock Exchange before exercise of the subscription rights attaching to the stock options ("final value") exceeds the performance of the reference index over the same period.

          The reference index is the GSTI(TM) Software index of the Goldman, Sachs & Co. investment bank. If Goldman, Sachs & Co. discontinues the GSTI Software index, another index will be used instead that substantially plots the performance of software manufacturers and whose development showed a strong correlation with that of the GSTI Software index during the GSTI Software index's last year. If no such other index is available, then the GSTI Software index will be updated. Any decision concerning the use of another index or rules for updating the GSTI index will be made by the SAP AG Supervisory Board. The initial value for determining the performance of the SAP AG preference share is the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or successor system) on the last day of trading prior to issue of the stock option (the day on which SAP AG or the credit institution managing the

-------------------------------
(TM) GSTI is a trademark of Goldman, Sachs & Co.

          issue for SAP AG accepts the beneficiary's subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP AG preference share is the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or successor system) on the last day of trading prior to exercise of the subscription right attached to the stock option. The final value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be translated from U.S. dollars to euros using the spot mid cash-paper range rate on the Frankfurt interbank market.

          Performance is the increase measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP preference share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the reference index.

     (6)  Exercise price

          The exercise price for one SAP AG preference share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG preference share determined in accordance with (5) exceeds the performance of the reference index determined in accordance with (5), as follows:

          The exercise price is the final value determined in accordance with
          (5) less the product of the initial value determined in accordance with (5) and the outperformance. Example:

          Initial value =  euro 400
          Final value =    euro 600
          Performance of the SAP preference share = 50%
          Performance of the reference index = 20%

          Exercise price = euro 600 minus (30% of euro 400) = euro 480

          The conditions of the option program may provide that if, during the term of the stock options, the capital stock of SAP AG is increased by the issue of new shares or sale of shares owned by the Company, and holders of preference shares are granted preemptive rights, or convertible bonds are issued carrying conversion rights or options for SAP AG shares, then the exercise price is reduced in proportion as the price of the preference shareholders' preemptive rights averaged over all the days on which the preemptive rights were traded on the Frankfurt Stock Exchange stands in relation to the SAP AG preference share closing price in the Frankfurt Stock Exchange XETRA trading system (or its successor system) on the last trading day before the issue of the shares on exercise of the preemptive right. Such a reduction will not be applied if the holders of the stock options are afforded subscription rights that are equivalent to the preemptive rights enjoyed by the preference shareholders.

          These provisions notwithstanding, the minimum exercise price is the smallest issue sum envisioned in the German Stock Corporation Act, article 9 (1).

     (7)  Nonnegotiability

          The stock options are not negotiable. Holders of the associated subscription rights may only exercise those rights while they are employees of SAP AG or an SAP Group Company and termination notice has not been given with respect to their employment. Notwithstanding the foregoing provision, holders of subscription rights for which the freeze period laid down in (4) has expired at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice may exercise their conversion rights within a grace period of three months after employment termination notice is served or the employment ends, subject to the provisions in (4) concerning times when conversion rights cannot be exercised. If these subscription rights are not exercised within the grace period they lapse at the end of it. Subscription rights for which the freeze period set forth in (4) has not expired shall lapse at the time when employment termination notice is served or at the time when the employment ends if it is not terminated by notice. Special provision may be made for cases of death, retirement, resignation on friendly terms, and hardship. This also applies for cases where SAP AG transfers its participation in Group Companies to third parties.

     (8)  Other provisions

          The Executive Board is authorized to adopt additional terms of the conditions of the option program and details relating to the issue and structure of the stock options, subject to approval by the Supervisory Board. The Supervisory Board shall adopt additional terms of the option program and terms relating to the issue and structure of the stock options where the beneficiaries are members of the Executive Board.

                                      (III)

The Company's capital stock will be subject to a contingent increase of euro 15,977,871.29 by the issue of up to 6,250,000 bearer preference shares that carry the same rights under the Articles of Incorporation as previously issued preference shares (Contingent Capital III). Contingent Capital III secures the conversion rights attaching to convertible bonds and the subscription rights attaching to stock options issued before December 31, 2004 pursuant to the authorization granted by the SAP AG General Meeting of January 18, 2000 in connection with the SAP AG 2000 Long Term Incentive Plan in accordance with the provisions of (I) and (II) herein. The contingent capital increase will be effected only to the extent that convertible bonds and stock options are issued and the holders thereof exercise their conversion or subscription rights, as the case may be, to exchange them for shares and the Company does not satisfy the conversion and subscription rights from shares owned by the Company. Shares will be issued from Contingent Capital III to satisfy conversion rights attaching to convertible bonds at the conversion price determined in accordance with
(I)(b)(5) and to satisfy subscription rights attaching to stock options at the exercise price determined in accordance with (II)(b)(5). The new shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the conversion or subscription right was exercised.

Article 4 of the Articles of Incorporation is amended by the addition of the following section 7:

     "(7) The Company's capital stock is subject to a contingent increase of euro 15,977,871.29 by the issue of up to 6,250,000 nonvoting bearer preference shares that rank equally with the previously issued preference shares (Contingent Capital III). The contingent capital increase will be effected only to the extent that holders of convertible bonds and stock options, issued before December 31, 2004 pursuant to the authorization granted by the General Meeting of January 18, 2000 in connection with the SAP AG 2000 Long Term Incentive Plan, exercise their conversion and subscription rights and the Company does not satisfy the conversion and subscription rights, as the case may be, from shares owned by the Company. The new shares issued in connection with the exercise of these rights are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the conversion or subscription right was exercised."


ITEM 2

AUTHORIZATION TO ACQUIRE OWN SHARES

The Executive and Supervisory Boards propose that the Company resolve as follows:

The Company is hereby authorized to purchase on the stock market up to 6,250,000 no-par SAP AG preference shares currently representing up to euro 15,977,871.29 as a proportion of the capital stock. The purchase price (without incidental purchase costs) paid by the Company for each SAP AG preference share shall not be more than 10% below or 10% above the average price of the preference share on the Stock Market over the five trading days before purchase, being the arithmetic mean of the SAP AG preference share closing prices in the Frankfurt Stock Exchange XETRA trading system (or its successor system) for those days.

This authorization may be exercised in whole or in parts. This authorization expires on June 30, 2001.

The Executive Board is authorized to dispose of any or all of the Company's own SAP AG shares purchased under the authorization herein on the stock market or to satisfy conversion and subscription rights attaching to convertible bonds and stock options, respectively, in connection with the SAP AG 2000 Long Term Incentive Plan pursuant to the authorization granted by the General Meeting of January 18, 2000, and to transfer such shares to the holders of those rights. To this extent, shareholders' preemptive rights to the Company's own shares are excluded. All decisions concerning the transfer of the Company's own shares to beneficiaries who are members of the SAP AG Executive Board will be made by the Supervisory Board alone.

The Executive Board is further authorized to dispose of, without prejudice to the shareholders' preemptive rights, the Company's own shares purchased under the authorization herein in whole or in part by way of a rights offering.

Finally, the Executive Board is authorized to redeem the Company's own shares purchased under the authorizations herein in whole or in part. No further General Meeting resolution is required to implement such redemption.

REPORT OF THE EXECUTIVE BOARD ON THE SAP AG 2000 LONG TERM INCENTIVE PLAN, BEING ALSO THE REPORT OF THE EXECUTIVE BOARD ON THE EXCLUSION OF PREEMPTIVE RIGHTS IN CONNECTION WITH THE ISSUE OF CONVERTIBLE BONDS UNDER AGENDA ITEM 1 FOR THE PURPOSES OF ARTICLE 221 (4)(2) IN CONNECTION WITH ARTICLE 186 (4)(2) OF THE GERMAN STOCK CORPORATION ACT

The Executive and Supervisory Boards propose to the shareholders that they authorize the Executive Board, with the consent of the Supervisory Board, to implement a Long Term Incentive Plan for members of the executive boards and selected managers and top performers of SAP AG and SAP Group Companies, by December 31, 2004. As a global high-tech company in the software and Internet industry, SAP AG is facing increasingly intense competition for management and specialists. Particularly in the core market of this industry, namely the United States, stock option programs are a widespread, popular, and indispensable component of modern compensation systems. To offer competitive, attractive conditions and targeted incentives for managers and top performers, SAP must be able to include stock subscription rights in its compensation package. It is an aim of the SAP AG 2000 Long Term Incentive Plan to motivate Executive Board members and selected managers and top performers to commit themselves on a long-term basis to growing the value of our enterprise. Subscription rights to SAP stock will serve to harmonize the interests of those managers and top performers more closely with the interests of the Company's owners. This is good for the shareholders and for the employees, and it helps straighter SAP's leading position in its core markets.

1.   THE CURRENT COMPENSATION SYSTEM AND THE NEED TO ENHANCE IT

     Components of SAP AG's current compensation system include fixed pay, variable target-related bonuses, and a saving for stock program. In 1994, there was an employee participation program that issued convertible bonds bearing rights to 4,000,000 preference shares. Conversion rights for approximately 500,000 shares remain to be exercised at this time. In 1998 and 1999, the members of the Executive Board and the employees were also invited to take part in a stock appreciation rights (STAR) program. The STAR program is a virtual stock option program that delivers for each STAR allocated to the person concerned an additional payment, reflecting SAP preference share performance within a predefined timeframe. During the term of the STAR program, U.S. GAAP group accounting rules require that the expenses are recognized, which decreases earnings. This means the STAR program causes substantial additional personnel costs. The STAR program has not been effective enough to allow SAP AG to compete from a position of maximum strength for managers and top performers in the key markets - the United States in particular, but also Europe. There have been particular drawbacks: individual tax disadvantages, employer and employee liability for social insurance contributions, the absence of a way of turning the virtual rights into real stock ownership, and the prescriptive measurement of share performance across relatively short-terms perspectives of one, two, or three years. This tends to distract the focus away from sustained, permanent growth of the value of the enterprise. The STAR program does not offer long-term participation in the success of the Company.

     Having closely analyzed the practical experience gained from the STAR program, the Executive and Supervisory Boards believe that in order to maintain SAP's competitiveness, an additional compensation component should be created for managers and other selected top performers, with real subscription rights to SAP stock. The proposed resolutions are intended to remove SAP AG's present competitive disadvantage as quickly as possible and to have the SAP AG 2000 Long Term Incentive Plan available when bonus plans and targets are agreed for the new year, fiscal 2000.

2.   ALTERNATIVE APPROACHES

     The Executive Board has considered issuing stock options, on the one hand, and a new issuance of convertible bonds, on the other hand.

     Article 193 (2)(4) of the German Stock Corporation Act, requires that authorization to issue stock options be conditional upon the establishment of performance targets. The U.S. market expects compensation to have a stock-based component, and this expectation cannot be met on that basis. Outperformance hurdles to the exercise of options are not customary in the United States. Also, in group accounting under the U.S. GAAP applied the by the SAP group, setting outperformance hurdles creates a so called variable plan within the effect that the amount by which the conversion price differs from the current market value of the stock has to be disclosed as an expense in the consolidated income statement. SAP's competitors in the United States, which are not subject to the German Stock Corporation Act, can avoid this by not imposing a hurdle to the exercise of stock options they issue. For this reason, the Executive and Supervisory Boards propose that an authorization be granted to issue convertible bonds, the exercisability of which is not conditional upon the achievement of hurdles.

     On the other hand, the Executive and Supervisory Boards are not insensitive to the arguments made in favor of exercise hurdles as targets in connection with the issue of stock options in the debate on companies legislation changes in the German Supervision and Transparency in the Area of Enterprise Act. In particular, the Executive and Supervisory Boards are confident that optimizing SAP's position in relation to competing enterprises will assure sustained growth in the value of the Company. For this reason, an alternative offering is proposed in the form of an option oriented to outperforming a benchmark index of the sector and competitors, which will especially motivate beneficiaries to compete against SAP competitors on performance.

     The Executive and Supervisory Boards have therefore decided to propose to the General Meeting an incentive plan with two elements. The proposed resolutions envision the authorization to issue convertible bonds carrying rights of conversion to SAP AG preference shares and the authorization to issue stock options carrying subscription rights to SAP AG preference shares.

3. THE PROPOSED OFFER: A CHOICE BETWEEN PERFORMANCE-RELATED STOCK OPTIONS AND CONVERTIBLE BONDS.

     The proposed SAP AG 2000 Long Term Incentive Plan allows members of the SAP AG Executive Board and selected SAP AG managers and top performers, and members of the executive boards of SAP Group Companies, and selected SAP group company managers and top performers to acquire, at their option, bonds carrying rights to convert to SAP AG preference shares (convertible bonds) or SAP AG preference share options (stock options). The total quantity of preference shares to which beneficiaries could acquire rights is limited to 6,250,000 shares, and that total could only be reached if all Plan members chose stock options only. The SAP AG 2000 Long Term Incentive Plan would invite each member to acquire, as he or she might choose, either a certain quantity of convertible bonds or a certain quantity of stock options, or half (by value of the rights) convertible bonds and half stock options, for each new tranche issued. The exercisability, and the exercise price, of the stock options would depend on the SAP preference share's outperforming a market index (see 6.6), so at the time of issue the market value of a stock option is lower than that of a convertible bond. This difference between the values was found to be a factor of 1.25. This means that if a beneficiary chose one or the other exclusively, he or she would be entitled to 1.25 times more stock options than convertible bonds. This is why the proposed resolution envisions both a maximum quantity of not more than 5,000,000 convertible bonds and a maximum quantity of not more than 6,250,000 stock options. The maximum numbers of rights that can be offered to each of the various categories of Plan members also reflects this factor of 1.25.

4. GRANT OF POWERS TO ISSUE CONVERTIBLE BONDS FOR THE SAP AG 2000 LONG TERM INCENTIVE PLAN

     Part (I) of the Executive and Supervisory Boards' proposal provides for Plan members to be able to choose stock rights under convertible bonds. Upon issue of convertible bonds (but not stock options), the beneficiary makes a financial contribution of his or her own by paying the par value of the bonds. The Company can utilize these funds during the term of the bond until the beneficiary exercises his or her conversion rights, at which time the payment is credited toward the conversion price. Under the proposal, the bond would be non-interest bearing, so the Company would have interest-free funds, the par value of the convertible bonds issued, at its disposal during the term of the convertible bonds until the beneficiaries exercise their rights.

     Moreover, granting share subscription rights by issuing convertible bonds would allow SAP to align the "Long Term Incentive Plan SAP AG 2000" more closely with the stock option programs of its principal competitors in the software industry, and to meet the expectations of managers and top performers in the United States in particular. The proposal provides that the conversion price for an SAP AG preference share at the time the conversion right is exercised should equal the closing price for SAP preference shares in the XETRA trading system on the Frankfurt Stock Exchange on the last day of trading before issue of the conversion rights. Thus no special threshold would be created with regard to exercising conversion rights. Even without a threshold, conversion rights provide a strong incentive to contribute to the sustained enhancement of the company's value. As the conversion price is fixed at the price of the share when the bond is issued, the managers and top performers in the Plan participate directly in any increase in the value of SAP shares during the term of the convertible bonds. Both the enterprise and its shareholders benefit from this incentive. Participation in the program ties the selected managers and top performers to the Company for a considerable period, because conversion rights to SAP preference shares cannot be exercised for an average of three years (freeze period) and then only if the beneficiary is still a member of the Executive Board or an employee of SAP AG or an SAP group company and termination notice has not been given with respect to his or her employment (for information about the three-month grace period, see 6.7). The Executive and Supervisory Boards believe that all these considerations, the possibility of dilution, and the value of the convertible bonds to be issued justify the exclusion of the shareholders' preemptive rights for the purposes of the German Companies Act, article 221
     (4) with article 186.

5. GRANT OF POWERS TO ISSUE STOCK OPTIONS FOR THE SAP AG 2000 LONG TERM INCENTIVE PLAN

     Rights under stock options (but not under convertible bonds) would be subject to performance against an index. It would only be possible to exercise subscription rights attaching to stock options if the SAP preference shares outperform a reference index, the Software subindex of the Goldman Sachs Technology Index (GSTI), during the time between issue and exercise of the stock option. Moreover, the execution price would be determined by the level of the SAP preference shares' outperformance of the GSTI Software Index. The GSTI Software index is continuously measured and published by the Goldman, Sachs & Co., New York. The index sample includes various software equities, including the main SAP competitors such as Oracle, PeopleSoft, Siebel, J.D. Edwards, and Baan. The GSTI Software index is thus more suitable as a benchmark than, for example, the DAX or the DOW JONES EURO STOXX 50, which also include many blue chips from outside the Company's sector. For information about the derivation of the exercise price, see 6.6.

6.   DETAILS OF THE PLAN

     Details of the proposed SAP AG 2000 Long Term Incentive Plan are as follows:

     (1) The SAP AG 2000 Long Term Incentive Plan would be set up to issue up to 6,250,000 rights to SAP preference shares. To the extent these are issued as convertible bonds within the meaning of article 221 (1) of the German Stock Corporation Act, the issue is limited to 5,000,000 ten-year no-interest bonds with a par value of euro 3 each. They can carry conversion rights for up to 5,000,000 SAP AG preference shares. To the extent these are issued as stock options within the meaning of article 192 (2)(3) of the German Stock Corporation Act, the subscription rights issued would be limited to 6,250,000 shares. The difference between the two limits reflects the difference in value between the convertible bonds and the stock options, a factor of 1.25. The total number of rights issued is limited so that the number of convertible bonds issued multiplied by 1.25, plus the number of stock options issued, cannot exceed 6,250,000. The shareholders' statutory preemption rights would be excluded for the convertible bonds. There is no statutory subscription right with respect to the issue of stock options.

     (2) Only selected managers and top performers in SAP AG and SAP Group Companies would qualify for the convertible bonds and stock options. They include the members of the executive boards, and selected managers and top performers, of SAP AG and SAP Group Companies. The people who benefit will be managers and top performers whose decisions and achievements make major contributions to the success of SAP AG and represent fundamental contributions to the sustained grow of the value of the Company. In the proposal, the total numbers of convertible bonds and stock options that can be issued to members of the SAP AG Executive Board, and to each of the other categories of members of the SAP AG 2000 Long Term Incentive Plan, are limited.

          Only the Supervisory Board can issue convertible bonds and for stock options to members of the SAP AG Executive Board, and only the Supervisory Board decides the particular details of their issue and conditions. Otherwise, the SAP AG Executive Board will determine the Plan members and the number of bonds to be offered to each as well as particulars of the issue and details relating to the issue and conditions of the convertible bonds and stock options. In determining Plan allocations, which would be components in the beneficiaries' total compensation, the executive and Supervisory Boards will have regard only to a beneficiary's individual achievement and achievement potential; in determining Plan allocations for members of the Executive Board, the Supervisory Board will also have proper regard to the provisions of article 87 of the German Stock Corporation Act.

          It is currently anticipated for the purposes of the issue of the total quantity in three tranches that the percentage of all employees that will be in membership of the SAP AG 2000 Long Term Incentive Plan will develop as follows (approximate figures): 2000 5%, 2001 7%, 2002 8%. The set of beneficiaries may change when there are new appointments and replacements and when companies are added to and retired from the SAP group.

          To achieve the highest possible level of transparency, the issue of convertible bonds and stock options to members of the Executive Board will be disclosed each year in the Notes to the Financial Statements in the Annual Report, and the disclosures will include the quantities of convertible bonds issued and the names of the beneficiary members of the Executive Board The quantities of conversion rights and subscription rights exercised by members of the Executive Board, together with the conversion and execution prices paid, and the quantities of convertible bonds and stock options held by members of the Executive Board at year-end will similarly be disclosed. To reduce the technical administrative work, there would also be a discretion to transfer the convertible bonds and stock options to a credit institution subject to a duty to transfer them at the instruction of the Company to beneficiaries who alone are entitled to exercise the subscription right, as for indirect subscription rights under article 186 (5) of the German Stock Corporation Act.

     (3) The authorization to issue convertible bonds and stock options would expire December 31, 2004. The maximum quantity of rights issued would be 5,000,000 convertible bonds bearing conversion rights for up to 5,000,000 SAP AG preference shares, or stock options bearing subscription rights for up to 6,250,000 SAP AG preference shares. The maximum numbers of convertible bonds and stock options still available is reduced to the extent SAP AG 2000 Long Term Incentive Plan members exercise their choice in favor of either, applying the value difference factor of 1.25. This means the maximum number of convertible bonds available would be limited so that the number of convertible bonds issued multiplied by 1.25, added to the number of stock options issued, could not exceed 6,250,000 in total, and the maximum number of stock options available would be accordingly limited. The same rule applies in determining the maximum quantities of rights available for allocation to the four categories of members of the SAP AG 2000 Long Term Incentive Plan. The rights would be issued in not fewer than three annual tranches, and not more than 50% of the total quantity to be issued would be in any single tranche. It is anticipated that the first tranche will be issued in 2000, the second tranche in 2001, and the third tranche in 2002. In the interest of maximum flexibility, it is not proposed that specific dates be set for issuing convertible bonds during the year, except that there would be periods during the year when rights could not be issued (see the proposed resolution, parts (I)(b)(3) and (II)(b)(3)). It is, however, probable that the vast majority of the convertible bonds will be issued in late January in connection with the beneficiaries' target-setting reviews.

     (4) To secure the conversion rights attaching to convertible bonds and to secure subscription rights attaching to stock options, contingent capital totalling euro 15,977,871.29 would be created, divided into a maximum of 6,250,000 preference shares. Alternatively, the proposed resolution envisions conditions for the convertible bond and stock option programs that allow the Company to satisfy beneficiaries' conversion and subscription rights by proffering the Company's own shares. The proposal provides that, subject to the appropriate approval of the General Meeting, the Company would be able to repurchase its own shares to offer to beneficiaries. This would enable the Company to counteract any dilution of the equity from the utilization of the contingent capital. The Executive and Supervisory Boards therefore propose in agenda Item 2 that the authority be granted to repurchase up to 6,250,000 of the Company's own preference shares. The contingent capital will remain unutilized to the extent the Company makes use of its powers to proffer its own shares to beneficiaries. The amount of contingent capital, euro 15,977,871.29, corresponds to just under 6% of the current capital stock. The Executive and Supervisory Boards consider this percentage appropriate in view of the number of potential beneficiaries, the term of the Long Term Incentive Plan, and the positive benefits the Plan would bring.

          Theoretical fair values for the convertible bonds and stock options at the time of issue can be determined using the Black-Scholes formula. The following calculations assume that the price of the SAP preference share at the time the rights are issued is euro 400 and that on average the rights are exercised five years after they issued. These are the values:

          CONVERTIBLE BONDS:

          Average period held: 5 years

          Theoretical value of one bond               euro 173
          for 5 million bonds                         euro 865 million
          for information:
          Premium (% of base value)                   43.25%


          Price factors for calculation:
          Volatility:                                 44%
          Interest rate (EUR SWAP rate):              4.77%

          STOCK OPTIONS:

          Average period held: 5 years

          Theoretical value of one option             euro 138.40
          for 6.25 million options                    euro 865 million
          for information:
          Premium (% of base value)                   34.60%

          Price factors for calculation:
          Volatility:                                 26%
          Interest rate (EUR SWAP rate):              4.77%

     (5) Each conversion right attaching to a convertible bond and each subscription right attaching to a stock option entitles the holder to subscribe to one non-voting bearer SAP AG preference share carrying the same rights under the Articles of Incorporation as other preference shares previously issued. These shares are eligible for dividends from the beginning of the first fiscal year for which no General Meeting resolution for the appropriation of retained earnings had been adopted before the time at which the right was exercised.

          The conversion and subscription rights cannot be exercised until the end of a freeze period. The freeze period for 33% of a beneficiary's convertible bonds and stock options ends two years after their issue; the freeze period for the next 33% ends three years after issue, and the freeze period for the balance ends four years after issue, so that the average freeze period length is three years. The conversion and subscription rights are exercisable up to ten years after their day of issue. To forestall insider dealing problems, conversion and subscription rights cannot be exercised between the sixteenth day of the last month of a fiscal quarter or year and the day on which SAP announces the provisional results for that quarter or year. Nor can they be exercised between March 16 in any year and the day of the Annual General Meeting. Additionally, beneficiaries are bound by the provisions of the law restricting the exercise of conversion rights and dealings in subscription shares, and in particular the insider dealing provisions of the German Securities Trade Act.

     (6) Each conversion right attaching to a convertible bond entitles the holder to one preference share in consideration for payment of the conversion price. The conversion price is the same as the closing price of the SAP AG preference share quoted on the Frankfurt Stock Exchange in the XETRA trading system (or subsequent system) on the last day of trading prior to issue of the convertible bond. The conditions for the convertible bonds will provide for adjustment of the conversion price in the event of corporate action during the term of the rights, such as the splitting or amalgamation of shares, increase in capital stock from corporate funds, or capital reduction. The conditions for the convertible bond program may also provide for protection against dilution if subscription rights are granted to SAP AG preference shareholders. When beneficiaries convert their bonds they will render an additional payment for each share equal to the amount by which the conversion price of the share exceeds the par value of the converted bond. The exercise price cannot be less than the amount represented in the capital stock by one share, as envisioned in the German Companies Act, article 9 (1).

          Each subscription right attaching to a stock option entitles the holder to one SAP AG preference share in consideration for payment of the exercise price. The execution price would depend on the extent to which the SAP preference share outperformed a reference index between issue and exercise of the stock option. The markdown on the current market price to determine the exercise price increases with greater outperformance: The proposed resolution provides at (II)(b)(6) that the exercise price is the price of the SAP preference share at the time the subscription right is exercised less the product of the outperformance and the price of the SAP preference share at the time the stock option was issued.

     (7) The convertible bonds and stock options are nonnegotiable. The conversion and subscription rights can only be exercised if the beneficiary is still an employee of SAP AG or an SAP group company and termination notice has not been given with respect to his or her employment. Holders of conversion and subscription rights for which the freeze period has expired at the time when employment termination notice is served or the employment ends may exercise their rights within a grace period of three months after employment termination notice is served or the employment ends. The conditions of the convertible bond and stock option programs may allow special provisions for cases of death, retirement, resignation on friendly terms, and hardship. This also applies for cases where SAP AG transfers its stake in Group Companies to third parties.

     (8) The Executive Board takes powers to determine the further detail conditions of the convertible bond and stock option programs and details relating to the issue and structure of the convertible bonds and stock options, and corresponding powers are taken by the Supervisory Board in respect of the issue of rights to members of the Executive Board.

     The Executive Board and the Supervisory Board share the opinion that granting powers, as proposed, to set up the SAP AG 2000 Long Term Incentive Plan is a particularly appropriate way to create a long term incentive for selected managers and top performers in SAP AG and SAP Group Companies, and make, in the interest of the Company and its shareholders, a contribution toward sustained, permanent growth of the value of the company.


Walldorf, December 1999
The Executive Board

REPORT, IN ACCORDANCE WITH ARTICLE 186 (4)(2) IN CONNECTION WITH ARTICLE 71
(1)(8) OF THE GERMAN STOCK CORPORATION ACT, OF THE EXECUTIVE BOARD ON THE EXCLUSION OF PREEMPTIVE RIGHTS IN CONNECTION WITH THE SALE OF THE COMPANY'S OWN SHARES UNDER AGENDA ITEM 2

The Annual General Meeting on May 7, 1998 resolved to grant authority to repurchase the Company's own shares. The authority expired October 31, 1999. In agenda Item 2 the Executive and Supervisory Boards now propose a resolution to grant new powers to repurchase the Company's own shares. The authority, which would extend to June 30, 2001, would enable the Company to purchase up to 6,250,000 SAP AG preference shares. The Executive Board would be granted powers to dispose of the Company's own shares by recalling them (for which no new General Meeting resolution would be required), by selling them on the stock market, or by using them to satisfy conversion and subscription rights attaching to convertible bonds and stock options, respectively, issued for the SAP AG 2000 Long Term Incentive Plan under agenda Item 1, and transferring such shares to the holders of those rights. The proposed resolution provides that shareholders' rights of subscription to the Company's own shares are excluded. See also the separate report of the reasons for setting up the SAP AG 2000 Long Term Incentive Plan and the details of its conditions prepared by the Executive Board and included in full in the announcement of the January 18, 2000 General Meeting. The purchase of the Company's own shares and their issue to beneficiaries of convertible bonds and stock options in satisfaction of the rights attaching to them is a suitable tool for counteracting any dilution of the equity that may otherwise occur when the rights are satisfied. The Executive Board would decide whether and to what extent use is made of the powers to repurchase the Company's own shares, and would do so having regard only to the interests of the shareholders and the Company. The Executive Board would also decide whether and when to recall the acquired Company shares, to sell them on the stock market, or to use them to satisfy share rights under the SAP AG 2000 Long Term Incentive Plan, and in making these decisions the Executive Board would have regard only to the interests of the shareholders and the Company. All decisions concerning the transfer of the Company's own shares to holders of conversion and subscription rights who are members of the SAP AG Executive Board will be made by the Supervisory Board alone. Purchases of the Company's own shares and their disposal will be reported to the Annual General Meeting. Once a plan has been established to repurchase more than 100,000 of the Company's own shares within a one-month period, the Company will make a public announcement with respect to the price limit and quantity of shares to be purchased on the stock market within the specified time period. Moreover, the Company will make a public announcement whenever the quantity of its own shares that it is proposing to purchase is likely to influence the development of the SAP preference share price on the stock market.


Walldorf, December 1999

The Executive Board

The reports will be available at the General Meeting. They will also be available at the offices of the Company from the day the General Meeting is announced. The reports will be sent to any shareholder on request.


                                      * * *


For holders of preference shares and ordinary shares to be entitled to participate in the Extraordinary General Meeting, and for holders of ordinary shares to be entitled to exercise voting rights, they must deposit their shares no later than Tuesday January 11, 2000 during customary business hours at the Company or at a branch in the Federal Republic of Germany of the financial institutions listed below, until the end of the Extraordinary General Meeting:

    DG BANK Deutsche Genossenschaftsbank
    Deutsche Bank Aktiengesellschaft
    Dresdner Bank Aktiengesellschaft
    Bayerische Hypo- und Vereinsbank Aktiengesellschaft
    BHF-BANK Aktiengesellschaft
    Commerzbank Aktiengesellschaft
    SGZ-Bank Sudwestdeutsche Genossenschafts-Zentralbank AG

In addition, the deposit shall be deemed to have been properly made if, with the consent and on behalf of a depository institution, the shares are deposited with another financial institution and blocked until the end of the General Meeting.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case, we request that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to our Company no later than one day after the last possible day for deposits.

The admission tickets issued on the basis of the deposit serve the holders of ordinary shares as identification for the exercise of their voting rights. Holders of preference shares do not have voting rights at the Extraordinary General Meeting.

Shareholders may appoint a proxy, for example, their deposit bank, a shareholders' association, or a private individual.

Walldorf, December 1999


SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung

The Executive Board